UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 81811M100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.         Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Alan J. Hyatt

2.         Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)           X*
* This Reporting Person is part of a “Central Group” as determined by the
  Office of Thrift Supervision but does not affirm the existence of such a group.

3.        SEC Use Only

4.         Citizenship or Place of Organization
United States of America

          5.           Sole Voting Power:                                                264,649  1 2 5
Number of
Shares                        6.           Shared Voting Power:                                           1,395,064  3 4
Beneficially
Owned by                  7.           Sole Dispositive Power:                                          130,751  1 5
Each
Reporting                   8.           Shared Dispositive Power:                                      1,395,064  3 4
Person With

9.          Aggregate Amount Beneficially Owned by Each Reporting Person
             1,659,713

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
None

11.       Percent of Class Represented by Amount in Row (9)
16.5% 6

1 Alan J. Hyatt controls 23,232 shares as custodian for his children.

2 Includes 133,898 shares allocated to Mr. Hyatt as a participant in the Company’s ESOP, with respect to which Mr. Hyatt can direct the voting of such shares.

3 Includes 47,500 shares held by the ESOP, for which Mr. Hyatt is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2011.

4 Includes 1,347,564 shares jointly owned by Alan J. Hyatt and his wife.
5 Includes 12,500 shares of common stock issuable upon the conversion of 6,250 shares of Series A 8.0% Non-Cumulative Convertible Preferred Stock  (“Series A Preferred Stock”) held by Mr. Hyatt and 6,250 shares of Series A Preferred Stock held by a company in which Mr. Hyatt is general partner.
6 Based on 10,066,679 shares outstanding as of December 31, 2011 and shares that would be outstanding upon exercise of options and conversion of Series A Preferred Stock beneficially owned by Mr. Hyatt.

12.       Type of Reporting Person (See Instructions)
IN

1.         Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Sharon G. Hyatt

2.         Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)           X*
* This Reporting Person is part of a “Central Group” as determined by the
  Office of Thrift Supervision but does not affirm the existence of such a group.

3.         SEC Use Only

4.         Citizenship or Place of Organization
United States of America

5.           Sole Voting Power:                                                      7,738
Number of
Shares                       6.           Shared Voting Power:                                           1,347,5641
Beneficially
Owned by                 7.           Sole Dispositive Power:                                                7,738
Each
Reporting                  8.           Shared Dispositive Power:                                    1,347,564 1
Person With

9.         Aggregate Amount Beneficially Owned by Each Reporting Person
1,355,302

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
None

11.       Percent of Class Represented by Amount in Row (9)
13.5% 2

12.       Type of Reporting Person (See Instructions)
IN

1 These shares are jointly owned by Sharon G. Hyatt and her husband.

2 Based on 10,066,679 shares outstanding as of December 31, 2011.

Item 1.            (a)           Severn Bancorp, Inc.
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.            (a)           Alan J. Hyatt and Sharon G.Hyatt.  The Hyatts are husband and wife.
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
(c)           Maryland
(d)           Common
(e)           81811M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.            Ownership
By Alan J. Hyatt (a) 1,659,713 (b) 16.5% (c) (i) 264,649 (ii) 1,395,064 (iii) 130,751 (iv) 1,395,064 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.	By Sharon G. Hyatt (a) 1,355,302 (b) 13.5% (c) (i) 7,738 (ii) 1,347,564 (iii) 7,738 (iv) 1,347,564 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 3.

Item 5.            Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2012
Date

/s/ Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt

Exhibit A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Severn Bancorp, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated:  January 31, 2012

/s/ Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt